EXHIBIT 21.1

SUBSIDIARIES OF MEDIS TECHNOLOGIES LTD.

SUBSIDIARY	JURISDICTION OF INCORPORATION	NAME UNDER WHICH SUBSIDIARY DOES BUSINESS
Medis Inc.	Delaware	Medis Inc.
Medis El Ltd.	Israel	Medis El Ltd.
More Energy Ltd.	Israel	More Energy Ltd.
Cell Kinetics Ltd.	Israel	Cell Kinetics Ltd.